Diamond Energy Partners, L.P.

1150 S. US Highway 1, Suite 302

Jupiter, FL  33477-7236

VIA EDGAR
                                                   November 17, 2011

Mr. William H. Thompson

Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

    RE: Diamond Energy Partners, L.P.
            Item 4.01 Form 8-K
            File Number: 0-51419
            Filed: November 14, 2011

Dear Mr. Thompson,

This correspondence is in reply to your letter dated November 16, 2011 stating that the company and its management acknowledge that:

*

Diamond Energy Partners, L.P., the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the company's disclosures.

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In replying to your comments 1 through 4 as restated below:

1. Please revise the date on the cover page to represent the date of the earliest event reported.  It appears that date should be the date you engaged Alan R. Swift, CPA, P.A. since you previously reported the resignation/dismissal of D. Brooks and Associates CPA's, P.A. on Form 8-K filed November 24, 2010.

2. Please revise your disclosure in the third paragraph to state whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles.  Refer to paragraph (a)(l)(ii) of Item 304 of Regulation S-K.

3. Please revise the date in the fourth paragraph to represent the subsequent interim period preceding the resignation of the former accountant. It appears that date should be October 6, 2010.

4. Please file an updated letter from D. Brooks and Associates CPA's P.A. as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response to comment 1:

The attached amendment number 1 corrects the date of the earliest event to October 6, for D. Brooks and Associates resigning as the independent audit firm for Diamond Energy Partners, L.P.

Response to comment 2:

The amended paragraph 3 contains reference to Item 304(a)(1)(ii) of Regulation S-K on paragraph as they relate to disagreements with the former accountant and adds the year ending May 31, 2009 to the paragraph to comply with reference to the prior two years.

Response to comment 3:

The amended paragraph 4 changes the date of the subsequent interim period from October 16, 2010 to October 6, 2010

Response to comment 4:

An updated Exhibit 16 letter has been obtained from the former accountant.

Please feel free to contact either Barney Richmond or Richard Turner by email at barneyarichmond@msn.com.

Sincerely,

/s/ Richard C. Turner
Richard C. Turner
Treasurer
Diamond Energy Partners, L.P.